Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 13 DATED MAY 21, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan Repayment – The Creekside Project Owner, LLC

On February 26, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending''), a first mortgage bridge loan with a maximum principal balance of $33,500,000 (the “Creekside Senior Loan”). The Borrower, The Creekside Project Owner, LLC, a Delaware limited liability company (“Creekside”), used the loan proceeds to acquire approximately 667,000 square feet of land generally located at 30700 Rancho Viejo Road, San Juan Capistrano, CA 92675 (the “Creekside Property''). Details of the acquisition can be found here.

Creekside’s business plan was to obtain approvals for an industrial development ranging between 49,000 and 80,000 square feet. However, prior to securing approvals, Creekside was able to sell the property to an industrial developer and repay the Creekside Senior Loan.

On May 14, 2021, Creekside paid back the Creekside Senior Loan for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 9.5%.